BofA Securities Europe SA

Form SBSE-A

Amendment - SBSE-A/A

February 21, 2023

The following changes were made in this Amendment:

Changes to Principals

Geoff Huson – Added as Chief Financial Officer

Changes to Question 13B

MARKETAXESS EUROPE LTD – Added to Execute or Trade section

BOLSAS Y MERCADOS ESPAÑOLES SERVICIOS CORPORATIVOS SA – Removed from Execute or Trade section

TRADEWEB EUROPE LTD – Removed from Execute or Trade section